SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of September, 2006

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar 01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

3Q06 and 2006 Guidance (US GAAP)

São Paulo, September 21, 2006 – Votorantim Celulose e Papel (BOVESPA: VCPA4 and NYSE: VCP) reports the main projections which will guide future quarterly and annual results in USGAAP. It is worth noting, however, that the forecasts contained herein may differ from reality due to macroeconomic conditions, market risks and other factors. This material is not intended to be the sole basis for assessing VCP’s performance, nor is it intended to contain all the information necessary for such assessment. It does, however, reinforce the Company’s strong commitment to transparency and relationship with investor’s community. This report has assumed an average exchange rate of R$2.16/US$ for 3Q06, down 1% compared to 2Q06 (R$2.18/US$) and down 8% compared to 3Q05 (R$2.34/US$). The assumed exchange rate for the end of the period is R$2.15/US$, down 1% vs. 2Q06 (R$2.16). VCP will report 3Q06 results on October 16, 2006, before market opening.

3Q06 Performance Guidance (QoQ and YoY) and 2006 (vs. 2005)

Pulp Business	3Q06 vs. 2Q06	3Q06 vs. 3Q05	2006 vs. 2005	Remarks

International market scenario

The pulp market remained favorable throughout the 3rd quarter 2006, with supply reflecting capacity reductions and closures, mainly in North America, and worldwide inventory levels(1) dropping to 31 days in August 2006, compared to 37 days in the same period of the previous year. Demand remained strong during the quarter, permitting pulp price increases in July and August, when purchases are seasonally weak. In September the new plant of Arauco (Nueva Aldea) started-up its operations, which will allow a greater balance in the market.

There may be a further increase in hardwood prices until the end of the year, considering the increase in softwood prices which is being implemented in September.

VCP’s sales volume

VCP’s average price in R$

In July 2006, the list price of eucalyptus pulp increased by US$20/ton in Europe and in the USA, and in August 2006, US$20/ton increase in Asia. Following these increases, prices are currently steady at US$660/ton in Europe, US$695 in the USA and US$630 in Asia. The price difference between Europe and the USA and Asia is close to the historical average of US$30/ton.

(1)	Source: PPPC - Pulp and Paper Products Council – www.pppc.org
(2)	Source: Hawkins Wright, VCP
(3)

From September 1, 2006, 50% of pulp and P&W papers volumes produced by RIPASA (at the Americana unit) are resold by VCP. They are acquired at average prices from RIPASA, reduced by sales and distribution expenses. This is a pre consortium operation to anticipate part of the synergies originating from the consortium to be approved.

(4)	BRACELPA — Associação Brasileira de Celulose e Papel

VCP’s average price in US$	Average third quarter list prices of eucalyptus pulp in dollars were approximately 4% up over 2Q06 (3% in R$) and 10% up over 3Q05 (however 2% in R$).

Our expectations for FY06 concerning international eucalyptus pulp prices were revised to a level 10% higher than the average for the FY05. We believe there is still room to absorb capacity increases expected to occur during the second half of 2006, mostly by Chilean producers (CMPC/Santa Fé and Arauco/Nueva Aldea), totaling approximately 1.5 million tons annualized, with a greater learning curve effect in 2007.

VCP should record pulp sales of approximately 224,000 tons in 3Q06 (including 8,000 tons from RIPASA(3) resale), a 4% drop from 2Q06, due to the Jacareí mill maintenance shutdown in September, but 4% higher over 3Q05, due to the volume originating from RIPASA.

We increased our pulp sales target for FY06 from 915,000 to 960,000 tons, up 11% over 2005, mainly due to additional volumes originated by RIPASA, and we project to reach 1.1 million tons sold in 2007. It is important to note that these numbers do not include VCP’s stake in Aracruz, but considers the resale volume of Ripasa from September 2006.

Paper Business	3Q06 vs. 2Q06	3Q06 vs. 3Q05	2006 vs. 2005	Remarks

Domestic market scenario

After a good first semester performance, reflecting increased economic activity, lower interest rates and the growth in the promotional market with the World Cup and Presidential elections, the domestic paper market continued to increase in the third quarter, however, within a strong competitive scenario for both uncoated and coated papers.

According to Bracelpa(4), the cut-size market increased 17% YoY between January and July 2006, while the offset and coated markets grew 16% and close to 16%, respectively, in the same period. Imports gained market share, particularly in the coated segment, due to the appreciation of the Real.

International market scenario

VCP’s total sales volume

Guidance 2/4

Domestic Paper prices in US$

These factors will allow VCP to improve paper sales mix in the domestic market, with a 6% growth as compared to 2Q06, already considering approximately 10,000 tons of RIPASA resale volumes in the domestic market. 3Q06 mix should be approximately 77% domestic market/23% export market against 74%/26% in 2Q06.

Export Paper prices in US$	3Q06 paper sales volume should reach approximately 161,000 tons (including approximately 11,000 tons of RIPASA total resale volumes), up 2% vs. 2Q06.

Paper prices in the domestic market remained stable during the quarter in R$(but slightly higher in US$due to lower FX rate), except for the coated grade. There has been  little room for price adjustments due to strong competition and the new foreign exchange appreciation. On the export front there were no price increases in US dollars (1% decrease in R$) during the quarter.

Consequently, 3Q06 paper business unit revenue (US$/ton) should post a slight increase of approximately 1% in US$compared to 2Q06.

For 2006 we increased our total sales volume estimate from 640,000 tons to 700,000 tons (+12% over 2005), to include additional volumes from RIPASA resale. We maintain our estimate to reach 75% of domestic sales volume share in 2006, greater than the 68% in 2005, thanks to the better domestic market demand resulting from four main factors:

	1-	The continuing reduction in interest rates, resulting in higher levels of economic activity, to which VCP’s special papers are more closely correlated;

	2-	Increased government investments in educational textbooks, an important market for VCP’s uncoated paper;

	3-	The World Cup, with the resulting increase in advertising and promotions, boosting coated and special paper sales; and

	4-	The recovery in our clients’ competitiveness in notebook exports thanks to the anti-dumping measures imposed by the US at the end of 2005 on notebooks imported from China.

Results	3Q06 vs. 2Q06	3Q06 vs. 3Q05	2006 vs. 2005	Remarks

Production Costs	-	-	-

Lower pulp volume production originating from the annual maintenance shutdown in Jacareí should result in a lower dilution of fixed costs and expenses. It is important to note that a lower pulp production in the quarter will result in lower sales volume, as VCP works with optimal inventory levels of about 35 days.

Additionally, production costs will include an extraordinary increase in 3Q06 due to the recent decision by IBRACON and CVM to change the accounting policy concerning maintenance expenses, previously provisioned throughout the year and utilized during the general shutdown. The new regulation which complies with international accounting principles does not permit maintenance expenses to be accrued monthly and charged to the operating results, but rather they are to be charged directly to operations in the current month of the general shutdown.

Guidance 3/4

EBITDA

The adverse effect of lower exchange rates in export revenue, coupled with lower sales volume and increase production costs, should offset the increase in prices during 3Q06 resulting in an EBITDA margin of approximately 38% (vs. 40% in 2Q06 and 34% in 3Q05). This estimate does not consider Ripasa resale volume and is comparable to previous quarter’s figures.

For 2006, we maintain our estimate of a significant improvement in our operating margins compared to 2005, considering that the currency will remain stable at current levels together with prices increases in international markets, a better paper sales mix in the domestic market, higher pulp sales volume and reduction in fixed and variable costs. However, it should be noted that any changes in the economic and market conditions assumed in this report may substantially alter expected results.

Financial Result			Net financial expenses will remain at levels close to 2Q06, excluding the positive effects of PIS/COFINS provisions incurred during that quarter (US$25 million).

CAPEX

Capex	-	-	For 2006 we expect investments of approximately R$535 million, equivalent to US$247million at current exchange rate. This figure was revised from US$225 million mainly due to currency appreciation.

Share price:	Shares outstanding:	Investor Relations	Valdir Roque
VCPA4=R$38.50	204,145,507	Ph: (5511) 2138-4168/4287	CFO and IRO
ADR VCP=US$17.78	Market capitalization:	4261/4361	Alfredo F. Villares
September 20, 2006	R$ 7.9billion	Fax: (5511) 2138-4066	Investor Relations Manager
	US$ 3.6billion	Email: ir@vcp.com.br	Andrea Kannebley
		Web: www.vcp.com.br	Sandra Matsumoto
Isabela Cadenassi

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to the growth prospects of VCP. These are merely projections and, as such, are based exclusively on the expectations of VCP’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in VCP’s filed disclosure documents and are, therefore, subject to change without prior notice.

Guidance 4/4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.

(Registrant)
Date: 09/21/2006

	By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer